

September 29, 2009

Mr. Richard A. Santa
Senior Vice President and Chief Financial Officer,
Dynamic Materials Corporation
5405 Spine Road
Boulder, CO 80301

Re: **Dynamic Materials Corporations**
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, filed April 24, 2009
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
File No. 1-14775

Dear Mr. Santa:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jessica Kane, Attorney, at (202) 551-3235, Andy Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief